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                         [ORTHOLOGIC CORP. LETTERHEAD]

                                                            October 2, 2006


VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:  OrthoLogic Corp.
     Registration Statement on Form S-3, as amended
     File No. 333-133273

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), OrthoLogic Corp. (the "Registrant") hereby requests that its Registration Statement on Form S-3 (File No. 333-133273) initially filed on April 13, 2006, as amended in an Amendment No. 1 filed on September 22, 2006, together with all exhibits thereto (the "Registration Statement"), be withdrawn. The Registrant is submitting this application for withdrawal because the transactions that contemplated the offer and sale of the securities covered by the Registration Statement have changed and, thus, the Registration Statement is no longer necessary. The Registrant confirms that no securities of the Registrant have been sold pursuant to the Registration Statement.

     The Registrant respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     If you have any questions with respect to this matter, please contact the Registrant's counsel, Steven P. Emerick, Esq. of Quarles & Brady Streich Lang LLP, at (602) 230-5517.

                                   Sincerely,

                                   OrthoLogic Corp.


                                   /s/ Les M. Taeger
                                   ------------------------
                                   Les M. Taeger
                                   Chief Financial Officer